 Exhibit 99.3

Bezeq The Israel Telecommunication Corp. Limited Part C Consolidated Financial Statements for the Year Ended December 31, 2012

The information contained in these financial statements constitutes a translation of the financial  statements published by the Company.  The Hebrew version was submitted by the Company to  the relevant authorities pursuant to Israeli law, and represents the binding version and the only one  having legal effect. This translation was prepared for convenience purposes only.

Consolidated Financial Statements as at December 31, 2012

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Auditors' Report to the Shareholders of
"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2012 and 2011 and the consolidated income statements, statements of  comprehensive income, changes in equity  and cash flows, for each of  the three years, in the period ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 2.1 % of the total consolidated assets as of December 31, 2012 and 2011, and whose revenues constitute approximately 1.9%, 1.8% and 1.1% of the total consolidated revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2012 and 2011 and their results of operations, changes in their equity and cash flows, for each of the three years,  in the period ended December 31, 2012, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have audited, in accordance with Auditing Standards of the Public Company Accounting Oversight Board (United States)  the Internal Control over Financial Reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd. as of December 31, 2012, and our report dated March 13, 2013 expressed an unqualified opinion on the effectiveness of internal control over financial reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 17.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 13, 2013

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Auditor’s Attestation Report

The Board of Directors and Stockholders
"Bezeq"- The Israel Telecommunication Corporation Ltd.

We have audited "Bezeq"- The Israel Telecommunication Corporation Ltd.’s (hereinafter “The Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management‘s Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries  as of December 31, 2012, and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period which ended December 31, 2012, and our report dated March 13, 2013 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 17 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

Somekh Chaikin

Certified Public Accountants

Jerusalem, Israel
March 13, 2013

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Financial Position as at December 31

		2012	2011
Assets	Note	NIS million	NIS million
Cash and cash equivalents	5	466	1,352
Investments, including derivatives	6	1,081	946
Trade receivables	7	2,927	3,059
Other receivables	7	321	286
Inventory		123	204
Assets classified as held for sale		44	23
Total current assets		4,962	5,870

Investments, including derivatives	6	90	119
Trade and other receivables	7	1,074	1,499
Property, plant and equipment	9	6,076	6,022
Intangible assets	10	2,178	2,257
Deferred and other costs	11	255	282
Investments in equity-accounted investees (mainly loans)	12	1,005	1,059
Deferred tax assets	8	126	223
Total non-current assets		10,804	11,461
Total assets		15,766	17,331

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2012	2011
Liabilities	Note	NIS million	NIS million
Debentures, loans and borrowings	13	1,140	765
Trade payables	14	790	890
Other payables, including derivatives	14	703	848
Current tax liabilities		456	397
Provisions	15	155	186
Employee benefits	16	258	389
Dividend payable	20	969	971
Total current liabilities		4,471	4,446

Debentures	13	4,250	4,663
Loans	13	4,156	4,150
Employee benefits	16	246	229
Other liabilities		62	93
Provisions	15	66	69
Deferred tax liabilities	8	55	69
Dividend payable	20	-	924
Total non-current liabilities		8,835	10,197

Total liabilities		13,306	14,643

Equity	20
Total equity attributable to equity holders of the Company		2,460	2,650
Non-controlling interests		-	38
Total equity		2,460	2,688
Total liabilities and equity		15,766	17,331

Shaul Elovitch	Avi Gabbay	Dudu Mizrahi
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 13, 2013

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Income for the Year Ended December 31

		2012	2011	2010
	Note	NIS million	NIS million	NIS million
Revenues	21	10,278	11,373	11,987

Costs and expenses
Depreciation and amortization	9,10,11	1,436	1,395	1,409
Salaries	22	1,982	2,103	2,024
General and operating expenses	23	3,953	4,494	5,026
Other operating expenses (income), net	24	(128)	139	(216)
		7,243	8,131	8,243

Operating profit		3,035	3,242	3,744
Financing expenses	25
Financing expenses		647	599	391
Financing income		(498)	(389)	(282)
Financing expenses, net		149	210	109

Profit after financing expenses, net		2,886	3,032	3,635
Share in losses of equity-accounted investees	12	245	216	261
Profit before income tax		2,641	2,816	3,374
Income tax	8	777	755	932
Profit for the year		1,864	2,061	2,442

Attributable to:
Owners of the Company		1,858	2,066	2,443
Non-controlling interests		6	(5)	(1)
Profit for the year		1,864	2,061	2,442
Earnings per share (NIS)	27
Basic earnings per share		0.68	0.76	0.91

Diluted earnings per share		0.68	0.76	0.90

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2012	2011	2010
	NIS million	NIS million	NIS million
Profit for the year	1,864	2,061	2,442
Actuarial gains (losses) net of tax	(20)	27	13
Other items of comprehensive income for the year, net of tax	(7)	8	-
Total comprehensive income for the year	1,837	2,096	2,455
Attributable to:
Owners of the Company	1,831	2,101	2,456
Non-controlling interests	6	(5)	(1)
Total comprehensive income for the year	1,837	2,096	2,455

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2012	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

Profit for the year	-	-	-	-	-	1,858	1,858	6	1,864
Other comprehensive income for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for the year	-	-	-	-	(7)	1,838	1,831	6	1,837

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options for shares	11	32	(36)	-	-	-	7	-	7
Options exercised for shares of a subsidiary	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less investment in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,085)	2,460	-	2,460

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2011	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the year	-	-	-	-	-	2,066	2,066	(5)	2,061
Other comprehensive income for the year, net of tax	-	-	-	-	8	27	35	-	35
Total comprehensive income for the year	-	-	-	-	8	2,093	2,101	(5)	2,096

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (see Note 20)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments	-	-	167	-	-	-	167	-	167
Exercise of options for shares	28	86	(93)	-	-	-	21	-	21
Balance as at December 31, 2011	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	-	-	-	-	-	13	13	-	13
Total comprehensive income for the year	-	-	-	-	-	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)
Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2012

Consolidated Statements of Cash Flows for the Year Ended December 31

		2012	2011	2010
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		1,864	2,061	2,442
Adjustments:
Depreciation and amortization	9,10,11	1,436	1,395	1,409
Profit from gaining control in an investee		-	-	(57)
Share in losses of equity-accounted investees	12	245	216	261
Financing expenses, net:	25	291	293	113
Capital gain, net	24	(150)	(181)	(171)
Share-based payments	26	72	167	35
Income tax expenses	8	777	755	932
Proceeds (payment) for derivatives, net		-	(19)	10

Change in inventory		74	(33)	84
Change in trade and other receivables	7	505	(756)	(300)
Change in trade and other payables	14	(233)	(131)	(21)
Change in provisions	15	(34)	(64)	(136)
Change in employee benefits	16	(140)	82	(215)
Change in deferred and other income		(31)	50	-
Net income tax paid		(662)	(649)	(690)
Net cash from operating activities		4,014	3,186	3,696
Cash flows used in investing activities
Investment in intangible assets and deferred expenses	10,11	(269)	(355)	(343)
Proceeds from the sale of property, plant and equipment and refund from the Ministry of Communications		305	266	133
Acquisition of financial assets held for trading and others		(2,527)	(2,859)	(113)
Proceeds from the sale of financial assets held for trading and others		2,396	1,967	251
Purchase of property, plant and equipment	9	(1,271)	(1,548)	(1,279)
Proceeds from disposal of investments and long-term loans		100	11	11
Business combinations less cash acquired		-	-	(145)
Miscellaneous		29	27	1
Net cash used in investing activities		(1,237)	(2,491)	(1,484)
Cash flows used in financing activities
Issue of debentures	13	-	3,092	-
Bank loans received	13	650	2,200	2,670
Repayment of debentures and loans	13	(720)	(1,483)	(1,145)
Dividends paid	20	(3,071)	(3,155)	(3,733)
Interest paid		(464)	(377)	(237)
Increase in the rate of holding in a subsidiary		(77)	-	(14)
Miscellaneous		19	15	32
Net cash from (used in) finance activities		(3,663)	292	(2,427)

Increase (decrease) in cash and cash equivalents		(886)	987	(215)
Cash and cash equivalents as at January 1		1,352	365	580
Cash and cash equivalents as at the end of the year	5	466	1,352	365

The attached notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements as at December 31, 2012

Notes to the Financial Statements

1.	Reporting Entity

Bezeq The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as the “Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 28, Segment Reporting).

2.	Basis of Preparation

2.1.	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries

Subsidiaries: Companies, including a partnership, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, set out in Note 12.2.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis, including DBS Satellite Services (1998) Ltd. and  other associates that are not material. See also Note 12.1.

Investees: Subsidiaries, jointly-controlled companies or associates

Related party: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

2.2.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 13, 2013.

2.3.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

2.4.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss

*	Financial assets classified as available-for-sale at fair value

*	Inventories measured at the lower of cost and net realizable value

*	Equity-accounted investments

*	Deferred tax assets and liabilities

*	Provisions

*	Liabilities for employee benefits

*	Liabilities for cash-settled share-based payment arrangements

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are described in Note 4.

Notes to the Consolidated Financial Statements as at December 31, 2012

2.5.	Operating cycle

The Group’s operating cycle does not exceed one year. Therefore, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

2.6.	Classification of expenses recognized in the statement of income

Costs and expenses recognized in the statement of income are classified based on the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

2.7.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to exercise judgment and use estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

While  formalizing accounting estimates used in the preparation of the Group’s financial statements  management was required to make assumptions regarding circumstances and events that involve considerable uncertainty. In exercising its judgment when making the estimates, management relies on experience, various facts, external circumstances, and reasonable assumptions according to the relevant circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of property, plant and equipment	Useful life of property, plant and equipment groups	Change in the value of property, plant and equipment and depreciation expenses	Note 9
Residual value of property, plant and equipment	Residual value of copper cables	Change in the value of property, plant and equipment and depreciation expenses	Note 9
Deferred taxes	Assumption of projected future realization of the tax asset	Recognition or reversal of deferred tax asset in profit or loss	Note 8
Uncertain tax positions
The extent of the uncertainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience
		Recognition of additional income tax expenses	Note 8
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 15 and Note 17
Measurement of recoverable amounts of cash-generating units (including those containing goodwill)	Assumption of expected cash flows from cash generating units	Recognition of impairment loss	Note 10
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expenses and recognition of lost debt expenses	Note 7
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 16
Indications of investment impairment in an equity-accounted investee	There are no indications of impairment.	Recognition of loss from investment Impairment in an investee	Note 12

Notes to the Consolidated Financial Statements as at December 31, 2012

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements.

3.1.	Consolidation of the financial statements and investments in associates

3.1.1.	Business combinations

Business combinations are accounted for by applying the acquisition method.

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

3.1.2.	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

3.1.3.	Non-controlling interests

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in equity.  The Group elected to present the difference under capital reserve for transactions with holders of non-controlling interests

3.1.4.	Put option granted to non-controlling shareholders

A put option, issued by the Group to non-controlling interests, which is settled in cash or another financial instrument, is recognized as a financial liability. The Group measures, at each reporting date, the financial liabilities based on the estimated present value of the consideration that will be transferred when exercising the put option.

3.1.5.	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see section 3.10.3 below.

When the Group holds additional long-term interests in the associate (such as loans), which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

The Company’s investment in long-term loans of DBS is recognized as described above. See Note 12.1 below.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.2.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

3.3.	Financial instruments

3.3.1. Non-derivative financial assets

Non-derivative financial assets include mainly investments in exchange traded notes and financial funds,  trade and other receivables, and cash and cash equivalents.

A. Initial recognition of financial assets

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

B. Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

C. Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Investments at fair value through profit or loss

A financial asset is classified at fair value through profit or loss (mainly the Group’s investment in exchange traded notes and financial funds) if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Available-for-sale financial assets

The Group’s investments in shares (through a venture capital fund) are classified as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income At the date of de-recognition of the investment, the profits  from disposal of the investment and the profits that were recognized in capital reserve, are recognized in profit or loss. The Group elected to recognize profits or losses from disposal of available-for-sale financial assets under financing income or expenses.

Notes to the Consolidated Financial Statements as at December 31, 2012

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

3.3.2. Non-derivative financial liabilities

Non-derivative financial liabilities include: debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

A. Initial recognition of financial liabilities

The Group initially recognizes debt instruments as they are incurred.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

B. Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

3.3.3.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.3.4.	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revalued in each period according to the actual increase in the CPI.

3.3.5.	Derivative financial instruments including hedge accounting

A. Hedge accounting

CPI forward contracts, which the Company entered into in 2012 to hedge exposure to changes in the CPI for debentures issued by the Company, were initially accounted for by application of cash flow accounting hedges as follows:

Forward contracts are measured at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under capital, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.3.5	Derivative financial instruments including hedge accounting

A.	Hedge accounting

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company makes an assessment, at the inception of the hedge, whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

B. Economic hedges

The Group holds other derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

The Group elected to present the changes under financing expenses/income or under operating income, based on the nature of the hedged item.

3.4.	Property, plant and equipment

3.4.1.	Recognition and measurement

The Group elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other income” in the statement of income.

3.4.2.	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.4.3.	Capitalization of borrowing costs

Borrowing costs were capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Borrowing costs are capitalized using a rate which is the weighted-average cost of the Group’s credit sources. Other borrowing costs are recognized in the statement of income as incurred.

3.4.4.	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Main depreciation (%)

NGN equipment	8	13
Transmission and power equipment	5-10	10
Network equipment	8-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4
Seabed cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

3.5.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

3.6.	Intangible assets

3.6.1.	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment as described in section 3.10.2 below.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.6.2.	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

3.6.3.	Software

The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, are classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

3.6.4.	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

3.6.5.	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

3.6.6.	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

3.6.7.	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, other than goodwill, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current period and comparative period are as follows:

Type of asset	Amortization period

Development expenses	4-7 years
Other rights	3 - 10 years, depending on the useful life
Frequency usage right	Over the term of the license for 13 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Amortization methods and useful lives are reviewed at least at each reporting year end  and adjusted if appropriate.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.7.	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

3.8.	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Company exclusively comply with definition of a finance lease and were recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

3.9.	Inventory

Inventories are measured at the lower of cost and net realizable value. The Group elected to base the cost of inventories on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

3.10.	Impairment

3.10.1.	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.10	Impairment

3.10.2.	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests were initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted. The Group elected to adjust goodwill according to the rate the Company holds in the cash-generating unit to which the goodwill is allocated.

3.10.3. Investments in equity-accounted investees

An investment in an associate is tested for impairment when objective evidence indicates that there has been impairment.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.11.	Employee benefits

3.11.1.	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

B. Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group elected to recognize immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

The Group elected to present the Interest costs for employee benefits and the expected return on plan assets that were recognized in profit or loss under financing income and expenses, respectively.

3.11.2.	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

3.11.3.	Benefits for early retirement and dismissal

Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for early retirement are recognized as an expense if the Group has made an offer of early retirement, it is probable that the offer will be accepted, and the number of retirees in the proposed plan can be estimated reliably..

3.11.4.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.11.5. Share-based payments

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The Group elected to recognize the increase the equity under capital reserve for employee options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is re-measured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized  in the statement of income. The Group elected to recognize the changes in fair value of the liabilities under salary expenses.

3.12.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

3.12.1. Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Possible – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 17 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

3.12.2.	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary. The provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

3.12.3.	Warranty

A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset is recognized in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.13. Revenues

The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

3.13.1.	Equipment sales

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind (see Note 7). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

3.13.2.	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

3.13.3.	Multi-component sales agreements

For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

Transactions whose agreements do not include commitments for a defined period and/or a penalty for early termination, and there is no legal connection between the components that are sold, are not considered as multi-component transactions for accounting, but as separate transactions for the sale of terminal equipment and services. Accordingly, the Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

3.13.4.	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

Notes to the Consolidated Financial Statements as at December 31, 2012

3.14.	Financing income and expenses

Financing income comprises interest income from deposits, interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses comprise interest and linkage expense on borrowings, debentures issued,  changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

3.15.	Income tax expense

Income tax expense comprises current and deferred tax. Income tax expenses are recognized in the statement of income, or in other comprehensive income to the extent it relates to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

•	Initial recognition of goodwill

•	Initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.

•	Carry-forward losses that are not expected to be utilized in the foreseeable future

•	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at  tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Notes to the Consolidated Financial Statements as at December 31, 2012

3.16.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares  in accordance with IAS 33, Earnings Per Share.

3.17.	Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

3.18. New standards and interpretations not yet adopted

3.18.1.	The Group will apply the following standards and amendments ("the New Standards") as from January 1, 2013:

A.	A new suite of accounting standards: Consolidation of Financial Statements (IFRS 10), Joint Arrangements (IFRS 11) and Disclosure of Involvement with Other Entities (IFRS 12)

B.	IFRS 13, Fair Value Measurement

C.	Amendment to IAS 19, Employee Benefits

D.	Amendment to IFRS 7 Financial Instruments: Disclosure, Transfers of Financial Assets and Liabilities

The Group estimates that application for the first time of these standards will not have a material impact on the financial statements, including IFRS 10 regarding assessment of the absence of the Company's effective control of DBS.

3.18.2.	Amendment to IAS 32 Financial Instruments: Presentation ("the Amendment")

The amendment to IAS 32 will be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted subject to certain conditions. The Group is examining the effect of adopting the Amendment on the financial statements.

3.18.3.	IFRS 9 (2010), Financial Instruments (“the Standard”)

The Standard is effective for annual periods beginning on or after January 1, 2015. Early application is permitted, subject to certain conditions. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effects of adopting the Standard on the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2012

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the methods described below. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

4.1.	Investment in securities

The fair value of investments in financial funds (at fair value through profit or loss) is determined by reference to their quoted closing bid price at the reporting date.

4.2.	Trade receivables

The fair value of trade receivables for sales in installments is measured at initial recognition based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. See also Note 7.

4.3.	Derivatives

The fair value of forward exchange contracts, the CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate. The estimate is made under the assumption that a market participant does not take into account the credit risks of the parties when pricing such contracts.

4.4.	Non-derivative financial liabilities

The fair value of the non-derivative financial liabilities, which is determined for disclosure purposes, is determined by reference to the quoted closing asking price at the reporting date. If such a quoted price is not available, fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

4.5.	Share-based payments

The fair value of employee share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). See also Note 26.

5.	Cash and cash equivalents

As at December 31, 2012 and December 31, 2011, cash and cash equivalents include mainly bank deposits for an average period of 5-10  days.

Notes to the Consolidated Financial Statements as at December 31, 2012

6.	Investments, including derivatives

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Exchange traded notes	962	-
Monetary reserves	-	915
Bank deposits	105	-
Derivatives and other investments	14	31
	1,081	946

Investments in ETFs monetary funds are investments designated for trading and are presented at fair value as at the date of the financial statements. Investments in ETFs are repayable, in 2013 and the bank deposit is repayable in April 2013.

As at December 31, 2012 and December 31, 2011, non-current investments include mainly a bank deposit for loans to the Company's employees, with a redemption date that has yet to be determined.

7.	Trade and other receivables

7.1.	Composition of trade and other receivables

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Trade receivables *
Open accounts	847	827
Credit cards and checks receivable	422	418
Revenues receivable	305	307
Current maturities of long-term receivables	1,331	1,439
Related and interested parties	22	68
	2,927	3,059
Other receivables and current tax assets
Prepaid expenses	110	70
Other receivables (mainly from real estate sales)	211	216
	321	286
Long-term trade and other receivables
Trade receivables – open debts **	992	1,439
Trade receivables - associate	34	12
Long term receivables (from real estate sales)	48	48
	1,074	1,499

	4,322	4,844

*	The amount of trade receivables is stated net of the provision for doubtful debts

**
Capitalized interest is based on the total average cost of unlinked credit provided by the seven large banks, as published by the Bank of Israel once a month. The interest rates used by the Company for capitalization in 2012 are 5.41%-6.15% (in 2011: 5.04 – 6.28%).

7.2.	Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2012
NIS million
2014	848
2015	213
2016	13
1,074

Notes to the Consolidated Financial Statements as at December 31, 2012

7.3.	Aging of trade receivables at the reporting date:

	December 31, 2012		December 31, 2011
	Trade receivables (gross)	Provision for doubtful debts	Trade receivables (gross)	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	3,721	(27)	4,256	(40)
Past due up to one year	258	(82)	267	(78)
Past due one to two years	102	(65)	134	(79)
Past due more than two years	156	(110)	195	(145)
	4,237	(284)	4,852	(342)

7.4.	Change in provision for doubtful debts during the year:

	2012	2011
	NIS million	NIS million
Balance as at January 1	342	321
Impairment loss recognized	51	68
Bad debts	(109)	(47)
	284	342

7.5.
From time to time, Pelephone factors trade receivables from the sale of terminal equipment in credit card installments, without recourse. The assets qualify for de-recognition in accordance with the criteria in IAS 39. In the period, Pelephone factored NIS 165 million (gross undiscounted).

Notes to the Consolidated Financial Statements as at December 31, 2012

8.            Income tax expenses

8.1.	General

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Tax expenses for the current year	688	749	823
Deferred tax expense
Creation and reversal of temporary differences	89	31	114
Effect of change in tax rates	-	(25)	(5)
Total deferred tax expenses	89	6	109

Income tax expenses	777	755	932

8.2. Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Profit before income tax	2,641	2,816	3,374

Statutory tax rate	25%	24%	25%

Income tax at the statutory tax rate	660	676	844
Differences in the tax rate	-	(23)	(8)
Expenses not recognized for tax purposes	56	50	31
Adjusted tax calculated for the Company's share in the losses of equity-accounted investees	61	52	65
Tax expenses on income	777	755	932

8.3.	Unrecognized deferred tax assets and liabilities

8.3.1.
The calculation of deferred taxes does not take into account taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends to retain these investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

8.3.2.	Deferred tax assets have not been recognized in respect of carry-forward losses for tax purposes as at December 31, 2012, in the amount of NIS 65 million.

Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not likely. The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

8.3.3.
DBS (an equity-accounted associate, see also Note 12.1 below) has carry-forward losses and deductions for inflation for tax purposes amounting to NIS 5 billion at the reporting date (as at December 31, 2011 – NIS 4.8 billion).

DBS does not create deferred tax assets since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Notes to the Consolidated Financial Statements as at December 31, 2012

8.4.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Year ended December 31, 2012			Year ended December 31, 2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Property, plant and equipment	-	238	(238)	-	209	(209)
Doubtful debts	59	-	59	61	-	61
Employee benefit plan	250	-	250	298	-	298
Share-based payments	-	-	-	16	-	16
Provisions	27	-	27	26	-	26
Other assets and carry-forward losses	10	37	(27)	12	50	(38)
	346	275	71	413	259	154

8.5. Changes in temporary differences during the year

	Balance as at January 1, 2011	Changes recognized in profit or loss	Changes recognized in capital	Balance as at December 31, 2011	Changes recognized in profit or loss	Changes recognized in capital	Balance as at December 31, 2012
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Property, plant and equipment	(149)	(60)	-	(209)	(29)	-	(238)
Doubtful debts	54	7	-	61	(2)	-	59
Employee benefit plans	264	44	(10)	298	(53)	5	250
Share-based payments	20	(4)	-	16	(16)	-	-
Provisions	29	(3)	-	26	1	-	27
Other assets and carry-forward losses	(47)	11	(2)	(38)	10	1	(27)
	171	(5)	(12)	154	(89)	6	71

Presented in the statement of financial position as follows:

Deferred tax assets	223	126
Deferred tax liabilities	(69)	(55)
	154	71

8.6.	Non-applicability of IFRS for tax purposes

Under the Amendment to the Income Tax Ordinance (Amendment 174 and Amendment 188), Israel Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS) will not apply to determining taxable income in 2007-2011, other than for the preparation of the financial statements. In respect of 2012, in January 2013, the Tax Authority announced that it intends to promote legislation to extend the Temporary Order to 2012 as well, as soon as the Knesset reconvenes.

8.7.	Final tax assessments

A.	The Company has final tax assessments up to and including 2004.

B.	Pelephone has received final tax assessments up to and including 2010.

C.	Bezeq International has received final tax assessments up to and including 2008.

Notes to the Consolidated Financial Statements as at December 31, 2012

9.	Property, plant and equipment

	Land and buildings	Switching, transmiss-ion, power, cellular equipment	Network equipment	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost or deemed cost
Balance as at January 1, 2011*	2,019	3,988	12,946	449	925	20,327
Additions	86	533	634	155	177	1,585
Disposals (9.2 below)*	(26)	(448)	(579)	(111)	(113)	(1,277)
Transfer to assets held for sale	(71)	-	-	-	-	(71)
Balance as at December 31, 2011	2,008	4,073	13,001	493	989	20,564
Additions	58	508	473	150	97	1,286
Disposals (9.2 below)	(92)	(564)	(726)	(78)	(112)	(1,572)
Transfer to assets held for sale	(226)	-	-	-	-	(226)
Balance as at December 31, 2012	1,748	4,017	12,748	565	974	20,052

Depreciation and impairment losses
Balance as at January 1, 2011*	1,469	2,002	10,397	288	561	14,717
Depreciation for the year	60	570	236	92	122	1,080
Disposals (9.2 below)*	(16)	(446)	(522)	(100)	(113)	(1,197)
Transfer to assets held for sale	(58)	-	-	-	-	(58)
Balance as at December 31, 2011	1,455	2,126	10,111	280	570	14,542
Depreciation for the year	47	543	310	105	122	1,127
Disposals (9.2 below)	(90)	(560)	(677)	(71)	(105)	(1,503)
Transfer to assets held for sale	(190)	-	-	-	-	(190)
Balance as at December 31, 2012	1,222	2,109	9,744	314	587	13,976

Carrying amount
January 1, 2011	550	1,986	2,549	161	364	5,610

December 31, 2011	553	1,947	2,890	213	419	6,022

December 31, 2012	526	1,908	3,004	251	387	6,076

* Comparative figures have been reclassified to reflect De-recognition of fully-depreciated assets

9.1
The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 359 million as at December 31, 2012 and NIS 469 million as at December 31, 2011. The change in the residual value is not expected to have a material impact on the depreciation expenses in the future.

9.2
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2012, the Group derecognized fully depreciated property at a cost of NIS 594 million (in 2011 NIS 666 million).

9.3
Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

Notes to the Consolidated Financial Statements as at December 31, 2012

9.4
Most of the real estate assets used by the Company is leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

9.5	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 128 million (in 2011, NIS 387 million).

9.6
In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the ministers is required to confer rights in some of the Company's assets (switches, cable network, transmission network, and information and databases

9.7
In accordance with its cellular license, Pelephone is not permitted to sell, lease or  pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except  for:

A.
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the  Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method

9.8	For information about liens for loans and borrowings, see Note 13.

Notes to the Consolidated Financial Statements as at December 31, 2012

10.	Intangible assets

	Goodwill	Computer software and licenses and discounted development costs	Use in communica-tion frequencies	Subscriber acquisition	Total
	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2011	1,233	1,012	424	390	3,059
Acquisitions or additions from independent development	3	247	-	83	333
Disposals *	-	(199)	(36)	(73)	(308)
Balance as at December 31, 2011	1,236	1,060	388	400	3,084
Acquisitions or additions from independent development	-	227	-	35	262
Disposals **	-	(149)	-	(62)	(211)
Balance as at December 31, 2012	1,236	1,138	388	373	3,135
Amortization and impairment losses
Balance as at January 1, 2011	53	553	60	145	811
Amortization for the year	-	144	30	113	287
Disposals *	-	(199)	-	(72)	(271)
Balance as at December 31, 2011	53	498	90	186	827
Amortization for the year	-	176	28	83	287
Disposals **	-	(95)	-	(62)	(157)
Balance as at December 31, 2012	53	579	118	207	957
Carrying amount
January 1, 2011	1,180	459	364	245	2,248

December 31, 2011	1,183	562	298	214	2,257

December 31, 2012	1,183	559	270	166	2,178

*       Comparative figures have been reclassified to reflect de-recognition of fully depreciated assets

**     Fully amortized intangible assets and suspended project

10.1.	Assessment of impairment of a cash-generating unit that includes goodwill

Carrying amount of goodwill attributable to each cash-generating unit:

	2012	2011
	NIS million	NIS million
Cellular communication – Pelephone Communications Ltd. (1)	1,027	1,027
Others (2)	156	156
	1,183	1,183

(1)
Goodwill impairment testing - Pelephone

The value of the use of a cellular cash-generating unit (Pelephone), was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2012 and future growth and market shares are affected by the intensifying competition, regulation and the operation scope of new cellular operators. It was also assumed that Pelephone's domestic roaming agreements with other market players contribute to ARPU following increased revenues.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income and sales of terminal equipment, with reference to the effect of the entry of the new operators and market competition. Some impairment of revenues from cellular services was assumed, which was partially offset by increased efficiency in expense items.

.
The operating, sales, marketing and investment expenses were adjusted for Pelephone's volume of operations.

The cost of capital used is 11% after tax. In addition, it was assumed that the permanent growth of Pelephone will be 1%.

This valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

(2)	Impairment of goodwill in another subsidiary, which is not material, was assessed, and following the assessment, a provision for impairment was not recognized.

Notes to the Consolidated Financial Statements as at December 31, 2012

11.          Deferred expenses

Deferred expenses consist mainly of prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities (see also Note 3.8). For its operations, Bezeq International  used to acquire indefeasible rights of use ("IRU")  of seabed cable capacities. These amounts are amortized on a straight-line basis up to 2027 according to the period set out in the agreement.

In October 2011, Bezeq International entered into an agreement with Mediterranean Nautilus  to expand the user rights in the international optic network that it operates, and to purchase a fiber cable between Israel and Cyprus, as backup for Bezeq International's cable between Israel and Italy.  In 2012, Bezeq International implemented the principles of the agreement. Implementation of the agreement had no material effect on the Group's results in 2012.

12.          Investees

12.1.       Equity-accounted associates

12.1.1.	As at December 31, 2012, the Group's investment in associates includes the Company's investment of NIS 1.003 billion in DBS and investments in other associates.

12.1.2.	The Group attaches the financial statements of DBS for 2012 to these financial statements

12.1.3.
The Company holds 49.78% of the share capital of DBS. In addition, at the reporting date, the Company has options that confer the right to 8.6% in DBS shares. In view of the 2009 ruling of the Supreme Court not to approve the Company's merger with DBS, the options are not exercisable by the Company.  Following the Supreme Court ruling, the Company cannot direct the financial and operating policy of DBS, therefore the Company cannot be considered as having control DBS (neither legal nor effective control). Therefore, as from the ruling of the Supreme Court, the Company accounts for its investment in DBS in accordance with the equity method.

The Company was informed, in the context of approval given to the controlling shareholder of the Company (who indirectly holds shares in DBS) to acquire core control in the Company, that the controlling shareholder was required to sell his holdings in DBS and until completion of the sale, to transfer his shares in DBS to a trustee. To the best of the Company's knowledge, the controlling shareholder is discussing his holdings  in DBS with the antitrust commissioner.

12.1.4.	Composition of investments in DBS:

	2012	2011
	NIS million	NIS million
Investment in shares and options	24	24
Shareholders loans (including cumulative interest), see Note 12.1.6	1,742	1,549
The Company's share in the loss is accumulated from the deconsolidation date	(763)	(516)
	1,003	1,057

The investment includes goodwill of NIS 814 million.

Notes to the Consolidated Financial Statements as at December 31, 2012

12.1.5.	Change in the investment account

	2012	2011
	NIS million	NIS million
Balance as at January 1	1,057	1,084
Interest and linkage differences	193	189
Company’s share in capital reserves	-	1
Company’s share in losses	(247)	(217)
Balance as at December 31,	1,003	1,057

12.1.6.	Details of the Company’s loans to DBS

	Carrying amount	Value according to the terms of the loans **	Carrying amount	Value according to the terms of the loans **
	NIS million	NIS million	NIS million	NIS million
CPI-linked loans (1)	73	1,190	59	1,173
CPI-linked loans, bearing interest at a rate of 5.5% (2)	240	331	214	309
CPI-linked loans, bearing interest at a rate of 11% (2)	1,429	1,426	1,276	1,266
	1,742	2,947	1,549	2,748

*	The fair value at the deconsolidation date, including interest and linkage differences accumulated from the deconsolidation date through to December 31, 2012 and December 31, 2011, respectively.

**	Balance of the loans plus interest and linkage differences according to the terms of the loans

(1)	The loans extended to DBS by the Company until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and the shareholders as at December 30, 2002, it was decided that the loans extended by some of the shareholders (including the Company) to DBS as from July 10, 2002 (hereinafter "the New Shareholders Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans extended to DBS by the shareholders, subject to the cash flows and liabilities of DBS under the agreements with the banks. No repayment dates were set for the new loans as well.

12.1.7.	Financial position of DBS

A.
Since commencing its operations, DBS has accumulated considerable losses. The losses in 2012 and 2011 amounted to NIS 310 million and NIS 230 million, respectively. As a result of these losses, the capital deficit and working capital deficit of DBS as at December 31, 2012 amounted to NIS 3.96 billion and NIS 654 million, respectively.

Notes to the Consolidated Financial Statements as at December 31, 2012

B.
In May 2012 a bond was signed by DBS and a number of institutional entities (“the Lenders”) whereby the Lenders would extend a loan to DBS in the sum of NIS 392 million (“the  Bond”). The entire proceeds of the funds raised would be used to repay the long-term bank credit which DBS had obtained from the banks. DBS received the loan in July 2012 after compliance with the conditions precedent determined in the debentures. In July 2012 DBS issued another series of debentures (Series B) by way of expansion of the series, in the sum of NIS 10 million, the proceeds of which, together with the funds from the loan for the Bond, were used in full repayment of the long-term bank credit. For details of the debentures, see Note 12.1.8.

C.	In October 2012, Standard & Poor's Maalot confirmed a rating of ilA for DBS and for all its debentures with stable outlook.

D.	As at December 31, 2012, DBS is in compliance with the financial covenants under the financing agreement and the debentures. See Note 12.1.8 below for information about compliance with the covenants.

E.
The management of DBS believes that the financial resources available to it, which include the working capital deficit and the volumes of potential finance raised, will be sufficient for its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

12.1.8.	Financial covenants and stipulations applicable to DBS

A.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks, as described below:

Carrying amount as at December 31, 2012
NIS million
Debentures (Series A)	552
Debentures (Series B)	596
Debentures 2012	391
Bank loans	69
1,608

B.	Restrictions and covenants by virtue of debentures (Series A)

Deed of Trust A stipulates that DBS may register first liens in favor of  additional holders of debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between DBS's total debt (as defined in the deed of trust and after issue of the above debentures, including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter, does not exceed 6.5.

In addition, Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the assets of DBS), which, should they occur, after the warning period stipulated in the deed, will allow immediate call for repayment pursuant to the provisions in the deed of trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust.

To rate Debentures (Series A), DBS undertook towards S&P Maalot (and to it alone) that it shall not make payment on account of the shareholder loans until the redemption date of the debentures (2017).

Notes to the Consolidated Financial Statements as at December 31, 2012

C.	Restrictions and covenants by virtue of debentures (Series B)

Deed of Trust B stipulates that DBS may register first liens in favor of additional holders of securities which it might issue and/or add them to liens in favor of the trustee without the trustee's consent, provided that the rating does not fall beneath the series B debentures rating at that time (should their rating not exceed their initial rating), and that the ratio between DBS's total debt (as defined in the deed of trust and after issue of the above debentures, including the proceeds thereof) at the end of the quarter preceding the issue and its EBITDA in the 12 months ending at the end of the last calendar quarter, does not exceed 5.7.

Deed of Trust (B) stipulates standard events which, should they occur, will allow immediate call for repayment of the debentures. These events include the events set out in deed of trust (A), with certain changes, and additional events, including  failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in DBS below the minimum rate stipulated in the deed (provided DBS remains a private company), a merger with another company (except for Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as  non-compliance with the financial covenants set out in Deed of Trust B, according to which DBS is required to comply, each quarter, with a maximum debt-EBITDA ratio of 5.7 as described above. As at December 31, 2012, DBS  is in compliance with the debt-EBITDA ratio set out in Deed of Trust B (as at December 31, 2012, DBS's debt-EBIDTA ratio was 3.3).

Under Deed of Trust B, the right of DBS to distribute dividends and repay them at the expense of the shareholder loans is contingent on its compliance with the financial covenants, based on the ratio between the total secured debt and  its EBITDA (as defined in the Deed of Trust B). In respect of repayment of the shareholder’ loans, there is a further restriction whereby the repayment amount will not exceed the cumulative net profit of DBS from the beginning of 2011 onwards, less its financing expenses  for the shareholders’ loans and less repayments and distributions.

D.	Restrictions and covenants by virtue of Debentures 2012

Debenture 2012 stipulates various events (similar to the events stipulated in Deed of Trust B), which, should they occur,  establishes the right to call for immediate repayment of the loan,  including a demand for immediate repayment (not initiated by DBS) of another series of debentures issued and/or which will be issued by DBS and/or debts of DBS to a financial institution.

Under the provisions of the debenture, DBS is required to comply with the two financial covenants every quarter: (a) compliance with the debt-EBITDA ratio, which is the ratio between the total debt (DBS’s debts to financial institutions listed in the debenture) at the end of the relevant quarter and the EBITDA of  DBS (as defined in Debenture 2012) in the 12 month period ended in the relevant quarter; (b) compliance with the maximum debt / (E-C ) ratio, which is the ratio between the total debt at the end of the relevant quarter and the E-C of DBS (meaning according to Debenture 2012, the EBITDA of DBS in the 12 months period ended at the end of that quarter, less the CAPEX of DBS in the same period). The CAPEX is the amount of additions to property, plant and equipment, without deducting disposals and depreciation) in the 12 months ending at the end of that quarter.

As at December 31, 2012, the maximum debt-EBITDA ratio in accordance with Debenture 2012 was 5. DBS is in compliance with this covenant (as at December 31, 2012, the debt-EBITDA ratio was 3.3). In accordance with Debenture 2012, the maximum debt/ (E-C) ratio as at December 31, 2012  was 9.5.  DBS is in compliance with this covenant (as at December 31, 2012, the debt/(E-C) ratio was 8.9).

In addition, the debenture includes limitations in respect of the distribution of the dividends and repayment of owners loans similar to the restrictions applicable under deed of trust B.

Notes to the Consolidated Financial Statements as at December 31, 2012

E.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks

DBS is a party to a financing agreement with a consortium of banks dated May 23, 2001, which was amended  and took effect in July 2012 (hereinafter- "the Amended Financing Agreement"). With the entry into effect of the Amended Financing Agreement, DBS repaid the full amount of the long term bank credit that was provided up to that time.

According to the Financing Agreement, DBS was provided a current credit facility of NIS 170 million until the end of 2015, and a hedging limit of USD 10 million. The use of these facilities is limited to the working capital requirements of DBS based on the formula established in the Amended Financing Agreement, which depends on the trade receivables,  amount of unused broadcasting rights, amortized cost of the decoders and amount of trade payables in the financial statements of DBS.

In accordance with the Amended Financing Agreement, for each quarter DBS is required to comply  with the same financial covenants as those prescribed for Debenture 2012 as described above. In addition, in accordance with the Amended Financing Agreement, restrictions apply to repayment of the shareholders loans and distributions, stipulated in Debenture 2012.

The Amended Financing Agreement further stipulated grounds for immediate repayment, including various breaches of the financing agreement, engaging in activities other than communication, liquidation and receivership proceedings against DBS, cancellation or suspension of the broadcasting license, unauthorized changes in ownership, breach of material agreements defined in the financing agreement, call for immediate repayment or the existence of grounds for immediate repayment of the amounts due from DBS to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants stipulated in the financing agreement. The Amended Financing Agreement also stipulates  that the creation of liens and raising debt secured by liens (other than exceptions) are subject to the approval of the banks.

F.	Liens

In accordance with Debenture 2012, DBS created in favor of each of the banks and for Trustee A, Trustee B and the lenders, (hereinafter -"the Institutional Lenders") the following liens:

1.
Unlimited floating first liens, for all DBS assets (other than exceptions arising from the Communications Law), including a stipulation that limits additional liens (subject to the exceptions set out in the financing agreements).

2.
Unlimited fixed first liens on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, some intellectual property rights and insurance rights under its insurance policies. The fixed liens will not apply to exceptions arising from the Communications Law.

These are first liens and are equal to each other (pari passu). Creation of additional liens by DBS in favor of the banks is subject to the consent of the institutional lenders, unless liens are also made in favor of the institutional lenders. If the liens are exercised and/or assets relevant to the liens are disposed of, including by  holders of other securities with a  lien on those assets, the proceeds from the exercise will be distributed pro rata  among all holders of the liens, and each holder of a lien will receive its share in the proceeds according to its proportionate share in the debt (as defined in the financing agreements and the debenture) divided by total debt secured in those assets.

In accordance with the deed of trust, the liens created by DBS for Deed of Trust B may be canceled under the conditions that were stipulated.

Notes to the Consolidated Financial Statements as at December 31, 2012

12.1.9	DBS has a current debt to Group companies. As at December 31, 2012, the balance of DBS's current debt to Group companies amounts to NIS 46 million, of which NIS 31 million is to the Company.

In 2012, the general meeting of the Company's shareholders approved the postponement of some of the payments due from DBS to Bezeq and to Bezeq International, by virtue of the prior arrangements for settling the debt amounting to NIS 33 million. The payments will be postponed for 18 months and in this period, interest will be at a rate of prime + 4%.

12.1.10	For the guarantees that the Company provided to DBS, see Note 19.3.

12.2.	Subsidiaries

12.2.1. Subsidiaries held directly by the Company

	December 31, 2012				December 31, 2011
	Country of incorporation	Company’s interest in capital	Investment in equity-accounted subsidiaries	Loans provided by the Company to subsidiaries	Investment in equity-accounted subsidiaries	Loans provided by the Company to subsidiaries
			NIS million	NIS million	NIS million	NIS million
Pelephone Communications Ltd.	Israel	100%	3,989	530	4,169	732
Bezeq International Ltd. (1)	Israel	100%	823	208	830	160
Bezeq Online Ltd.	Israel	100%	24	20	30	17
Bezeq Zahav (Holdings) Ltd.	Israel	100%	-	723	-	893
Walla! Communications Ltd. (2)	Israel	100%	200	-	174	-
Stage One Venture Capital Fund (3)	Israel	71.8%	22	-	43	-
			5,058	1,481	5,246	1,802

(1)	The Company has given guarantees to banks for credit to Bezeq International up to a total amount of NIS 70 million, should these funds be granted..

(2)
In April 2012, as part of the complete tender offer, the Company acquired all the shares of Walla held by the public for NIS 77 million. As a result, subsequent to the acquisition and as from that date, Walla was delisted from the TASE and became a private company wholly owned by the Company. Following the acquisition of Walla shares from the public, in 2012, the Company recognized a decrease of NIS 46 million in non-controlling interests and a decrease of NIS 31 million in equity attributable to owners of the Company (under capital reserve).

(3)
In February 2012, Stage One signed an agreement to sell all its holdings in Traffix Communications Systems Ltd. Following the agreement, in 2012, the Group recognized financing revenues of NIS 74 million from the disposal of an available-for-sale asset.

12.2.2.	Indirectly held subsidiaries:

	Country of incorporation	Group's equity rights as at 31 December
		2012	2011
Teletel Communication Channels Ltd. (1)	Israel	100%	100%
Coral Tell Ltd.	Israel	75%	75%

The Company has a guarantee of NIS 66 million in favor of a bank for the loans of Teletel Communication Channels Ltd.

A subsidiary of the Company has investments in other subsidiaries that are not material.

Notes to the Consolidated Financial Statements as at December 31, 2012

12.2.3. Dividend received from subsidiaries

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
From Pelephone Communications Ltd.	876	869	625
From Bezeq International Ltd.	164	92	216
From Stage One Venture Capital Fund	84	3	10
	1,124	964	851

13.	Debentures, loans and borrowings

13.1.	Composition:

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Current liabilities
Current maturities of debentures	490	507
Current maturities of bank loans and credit	650	258
	1,140	765
Non-current liabilities
Debentures	4,250	4,663
Bank loans	4,156	4,150
	8,406	8,813

	9,546	9,578

13.2.	Terms and debt repayment schedule

		December 31, 2012		December 31, 2011
		Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	Note	NIS million	NIS million	NIS million	NIS million
Loans:
Total unlinked loans at variable interest	13.2.1	2,368	2,368	2,473	2,473	Prime -0.33% to +0.2%
Total unlinked loans at fixed interest	13.2.1	2,340	2,340	1,800	1,800	5%-6.85%
CPI-linked loans at fixed interest	13.2.3	98	79	135	113	4.45%-4.6%
Total loans		4,806	4,787	4,408	4,386

Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	13.2.2	1,228	1,005	1,520	1,256	5.3%
CPI-linked debentures at fixed interest - Series 6	13.2.1	976	958	962	958	3.7%
Unlinked debentures at variable interest - Series 7	13.2.1	425	425	425	425	Makam for one year +1.4%
Unlinked debentures at fixed interest - Series 8	13.2.1	1,329	1,329	1,329	1,329	5.7%
Total debentures issued to the public		3,958	3,717	4,236	3,968

Non-marketable debentures issued to financial institutions
CPI-linked debentures at fixed interest		36	27	58	44	5.95%
CPI-linked debentures at fixed interest	13.2.3	346	285	476	398	4.4%-5.2%
Unlinked debentures at fixed interest	13.2.1	400	400	400	400	6.65%
Total debentures issued to financial institutions		782	712	934	842

Total debentures		4,740	4,429	5,170	4,810

Total interest-bearing liabilities		9,546	9,216	9,578	9,196

Notes to the Consolidated Financial Statements as at December 31, 2012

13.2.1.
For debentures (Series 6 to 8) amounting to NIS 2.73 billion as at December 31, 2012 and bank loans amounting to NIS 4.65 billion as at December 31, 2012, and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken the following:

A.
The Company will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). The pledge includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

B.
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

In addition, for debentures (Series 6 to 8) and banks loans received in 2011 and 2012 in the amount of NIS 2.05 billion as at December 31, 2012 (out of the total bank loans in the amount of NIS 4.65 million), and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions).

The Company has also made an undertaking to holders of debentures (Series 6 to 8) to take steps so that, to the extent under its control,  the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

As at December 31, 2012 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment and financial covenants were not determined as described above.

13.2.2.
The par value of Debentures (Series 5) is 1,591,311,333 of NIS 1 par value each, of which 1,004,578,000 debentures were issued to the public and the balance of 586,733,333 were issued to Bezeq Zahav. Standard grounds were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

13.2.3.
The bank loans and debentures of Pelephone (NIS 98 million and NIS 346 million as at December 31, 2012 respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). Pelephone also has an undertaking to comply with certain financial covenants.

As at the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to banks and debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans received from banks and  debenture holders.

Notes to the Consolidated Financial Statements as at December 31, 2012

14.          Trade and other payables

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Trade payables (open accounts)*	790	890

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	294	346
Institutions	77	187
Expenses due	97	109
Accrued interest	93	107
Deferred income	55	56
Put options and derivative instruments	49	2
Other	38	41
Total other payables	703	848

*	Of which, the carrying amount of suppliers that are related parties and interested parties at December 31, 2012 amounts to NIS 10 million (as at December 31, 2011 – NIS 18 million).

Notes to the Consolidated Financial Statements as at December 31, 2012

15.	Provisions

	Employee claims*	Customer claims*	Supplier and communication provider claims*	Punitive claims *	Enterprise and company claims *	State and Authorities claims *	Dismantling and clearing of sites **	Liabilities and others	Total
	NIS million

Balance as at January 1, 2012	73	26	9	1	11	47	64	24	255
Provisions during the period	2	1	5	-	-	2	4	-	14
Provisions used during the period	-	(1)	(3)	-	-	(9)	-	(1)	(14)
Provisions canceled during the period	(1)	*	(3)	-	-	(18)	(6)	(6)	(34)
Balance as at December 31, 2012	74	26	8	1	11	22	62	17	221
Presented in the statement of financial position as follows:
Current provisions	74	26	8	1	11	22	-	13	155
Non-current provisions	-	-	-	-	-	-	62	4	66
	74	26	8	1	11	22	62	17	221

* Claims

For details regarding legal claims, see Note 17.

** Dismantling and clearing of sites

The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Notes to the Consolidated Financial Statements as at December 31, 2012

16.	Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For further information about share-based payments, see Note 26 below.

16.1.	Defined contribution plans

16.1.1.
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

16.1.2.
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries are covered in full by regular payments to pension funds and insurance companies.

16.1.3.
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights. For certain employees, the Company has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section 16.2.1 below.

16.2.	Defined benefit plans

Liabilities for defined benefit plans in the Group include the following:

16.2.1.
The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

16.2.2.
An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet.

16.2.3.
An obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

16.2.4.	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

16.2.5.
Company retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

Notes to the Consolidated Financial Statements as at December 31, 2012

16.3.	Other long-term employee benefits (provision for sick leave)

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

16.4.	Benefits for early retirement and dismissal

The Company has a number of collective agreements that include terms for early retirement. According to the collective agreement of December 2006, between the Company and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, the Company may, at its discretion, terminate the employment of 245 permanent employees in each of the years 2010-2016 (the Company’s right is accumulated over the years). The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in the Company up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. The Company has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

In 2011, the Board of Directors of the Company approved a plan for early retirement of up to 351 employees at a maximum cost of NIS 361.5 million In 2012, the Board of Directors of the Company approved an additional budget of  NIS 28 million and the retirement of another 19 employees.

The Company recognizes expenses for early retirement when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal.

Accordingly, the Company recognizes the expense for early retirement on the date the plan is approved by the Board of Directors, since only after the approval of the Board of Directors and publication of the decision, does the Company have a demonstrable commitment without realistic possibility of withdrawal.

16.5.	Liabilities for employee benefits

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Unfunded obligations (1)	198	185
Obligations for severance pay	197	203
Total obligations for defined benefit plans	395	388
Fair value of plan assets and cost of past services	(142)	(144)
Total liability for defined benefit plans (post-employment plans)	253	244
Liability for holiday pay	93	91
Liability for sick leave	106	118
Liability for early retirement	52	165
Total liabilities for employee benefits	504	618
Stated in the statement of financial position as:
Short term	258	389
Long term	246	229
	504	618

(1)
Unfunded obligations are those obligations for which the Group did not deposit a reserve to finance its liabilities and they include an obligation to the Company’s pensioners, provision for notice,  an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

Notes to the Consolidated Financial Statements as at December 31, 2012

Changes in obligations for defined benefit plans and in plan assets

	2012	2011
	NIS million	NIS million

Change in an obligation in respect of a defined benefit plan
Obligation in respect of a defined benefit plan as at January 1	388	438
Benefits paid according to the plans	(50)	(39)
Current service costs, interest and exchange rate differences	31	50
Retirement and curtailment of benefits	(5)	(21)
Actuarial losses (gains) recognized in equity	31	(40)
Defined benefit obligation as at December 31	395	388
Change in plan assets and cost of past service
Fair value as at January 1	144	152
Deposits	9	9
Withdrawals	(17)	(12)
Expected proceeds from plan assets	5	6
Gains (losses) recognized in equity	5	(3)
Amortization of past service cost	(4)	(8)
Fair value and cost of past services as at December 31	142	144

Adjustments for liabilities and assets arising from past experience between 2008 and 2012 and the forecast for payment for a defined benefit in 2013 are negligible.

16.6.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date are as follows:

16.6.1.
Mortality rates are based on the rates published in Insurance Circular 2013-3-1 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

16.6.2.
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

16.6.3.	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31, 2012	December 31, 2011	December 31, 2010
	Average capitalization rate	Average capitalization rate	Average capitalization rate
	%	%	%
Sick leave	1.6	2.3	1.9
Compensation	1.4	2.1	2.0
Retirement benefit – holiday gift *	3.8	4.5	4.3
Retirement benefit – clubs and activities	2.2	2.8	2.9
Early notice to senior employees	1	1.78	1.5

Notes to the Consolidated Financial Statements as at December 31, 2012

16.6.4.
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average annual salary increment is 7.4% for young employees, with a gradual decrease to 0.8% per year up to age 66. For new employees, the average annual salary increment is 1.3%, for employees with a personal agreement and employees with a monthly and hourly collective agreement, the average annual salary increment is 0.3% and for senior employees, the average annual increment is 2%.

16.6.5.
The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

16.6.6.
An obligation for early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section 16.4 above) and in accordance with the agreement with the insurance company. The obligation is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

16.7.	Other

According to the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was determined in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, the Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The case is in the stage of summary statements.

Notes to the Consolidated Financial Statements as at December 31, 2012

17.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 15 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2012 (beyond these provisions) for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 8.5 billion. There is also additional exposure of NIS 429 million for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates regarding changes subsequent to the reporting date, see section 17.2 below.

17.1	Following is a detailed description of the Group's contingent liabilities at December 31, 2012, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the chances cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	74	268	-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	26	3,972	414
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	8	117	-
Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	* 3,952	15
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	59	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	22	174	-
		142	8,542	429

*	Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

Notes to the Consolidated Financial Statements as at December 31, 2012

17.2
Subsequent to the reporting date, customer claims amounting to NIS 628 million were filed against Group companies. At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 927 million came to an end. The costs to the Group companies for these claims are insignificant.

17.3	Contingent claims referring to DBS (associate)

As at December 31, 2012, the exposure for claims against DBS for various matters amounted to a total of NIS 202 million (before linkage and interest).

Subsequent to the date of the financial statements, a claim and motion for certification of a class action were filed against DBS in respect of disconnection of customers from Channel 5+ in contravention of the law, and the continued charge of these customers for the service. The plaintiff estimated his personal damage as NIS 1,065, of which NIS 1,000 is for non-monetary damage, however the total amount of the claim was not noted. The exposure for these claims cannot yet be assessed.

18.	Agreements

18.1
The Group companies have operating lease agreements for property and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2012, are as follows:

Year ended December 31	Real estate	Vehicles	Total
	NIS million	NIS million	NIS million
2013	184	63	247
2014	185	46	231
2015	141	11	152
2016	74	-	74
2017	46	-	46
2018 onwards	80	-	80
	710	120	830

18.2
Pelephone leases some of the sites from the Israel Lands Administration (“the ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008. According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, the Company will evacuate the land. To the best of Pelephone's knowledge, the other cellular operators have the same agreement with the ILA. The agreement was extended to December 21, 2009 and was extended again until December 31, 2010. Since 2010, there have been negotiations with the ILA to conclude the terms for continued use of property in areas of the ILA.

In October 2012, the Israel Land Council decided on the terms in the roof agreements with cellular operators for the purpose of installing small broadcasting installations. In accordance with the decision, the roof agreement will be signed for a period as from January 1, 2011 (the end of the prior roof agreement) through to December 31, 2019 and the council agrees with the ILA management to determine regulations in the roof agreements regarding settlement of debts and absence of claims. As at the reporting date, Pelephone and, to the best of its knowledge, the other cellular operators as well, are  negotiating to extend the agreement, however the agreement has not yet been renewed.

18.3
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network with Ericsson. Pelephone services Motorola and Nortel equipment independently.

18.4
Pelephone has an agreement with Hot Mobile Ltd. ("Hot Mobile"), whereby Hot Mobile will acquire from Pelephone (exclusively) domestic roaming services for its subscribers, on Pelephone's  UMTS / HSPA network and the parties will cooperate at sites. The agreement is valid until December 31, 2014.

18.5	Pelephone has obligations to acquire terminal equipment amounting to NIS 158 million (as at December 31, 2011, NIS 91 million).

18.6	For agreements for the purchase of property, plant and equipment, see Note 9.5 above.

Notes to the Consolidated Financial Statements as at December 31, 2012

19.	Securities, liens and guarantees

19.1	The Group companies have guarantees totaling NIS 96 million in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

19.2	The Group companies have bank guarantees totaling NIS 76 million in favor of third parties.

19.3
The Company provided a bank guarantee to  DBS, which DBS had provided in favor of the State of Israel, according to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Company's holdings in DBS. As at December 31, 2012, the balance of the Company's share in the guarantee is NIS 20 million.

19.4	For securities, liens and stipulations given by the Company and subsidiaries in connection with loans and borrowings, see Note 13.

19.5	For the Company's guarantee to Bezeq International and Teletel Communication Channels Ltd. in respect of bank credit, see Note 12.2.

19.6	For the securities, liens, guarantees and stipulations of DBS, see Note 12.1.

20.	Equity

20.1.	Share capital

	Registered		Issued and paid up
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	Number of shares	Number of shares	NIS million	NIS million
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,724,754,676	2,713,627,744

20.2.	Dividends

20.2.1.	Dividend distribution policy

In August 2009, the Board of Directors resolved to distribute a dividend to the shareholders of 100% of the semi-annual profit ("profit for the period attributable to the shareholders of the Company"), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

Notes to the Consolidated Financial Statements as at December 31, 2012

20.2.2.	Distribution not in compliance with the earnings test

On March 31, 2011, the District Court (Economics Division) in Tel Aviv  approved a special distribution to the Company’s shareholders in the total amount of NIS 3 billion, a sum not in compliance with the earnings test. as defined in Section 302 of the Companies Law. The amount of the special distribution will be distributed to the Company’s shareholders in six equal semi-annual lots, from 2011 to 2013(without interest or linkage payments), together with the Company’s regular dividend distribution (“the Special Distribution”). See also section 20.2.4 below.

The balance of the liability for the distribution is recognized as a financial liability in the amount of NIS 969 million and was initially measured at its present value at the date approval was received from the court and presented in the statement of financial position at current value plus financing expenses accumulated from the date of court approval through to December 31, 2012. The non-discounted liability amounts to NIS 1 billion.

At the date of initial recognition, the present value was based on the expected payment dates, at a discount rate of 4.9% to 5.05% (calculated on the basis of the risk-free interest rate at the recognition date of a liability, plus a fixed credit margin appropriate for the Company).

20.2.3.	In 2012 and 2011, the Company declared and paid the following dividends in cash:

	2012	2011
	NIS million	NIS million
Distribution of a regular dividend, see section 20.2.1 above
2012 (NIS 0.76 per share)	2,071	-
2011 (NIS 0.797 per share)	-	2,155
Distribution not in compliance with the earnings test (see section 20.2.2 above)
2012 (NIS 0.368 per share)	1,000	-
2011 (NIS 0.37 per share)	-	1,000
	3,071	3,155

20.2.4.
On March 13, 2013, the Board of Directors of the Company resolved to recommend to the general meeting the distribution of a cash dividend to the shareholders in the amount of NIS 861 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting. As well as this distribution (to the extent that it is approved), the fifth portion of the special dividend amounting to NIS 500 million will be distributed as set out in section 20.2.2 above.

It is noted that on March 13, 2013, further to the objections filed in the past by holders of debentures (Series 5), another application was filed by a holder of the debenture, in which he announced his objection to the fifth payment out of the Special Distribution.

20.3.	The Company also issued share options to employees, managers and senior employees in the Group (see Note 26).

Notes to the Consolidated Financial Statements as at December 31, 2012

21.	Revenues

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	2,179	2,320	3,074
Internet - infrastructure	1,166	1,092	977
Transmission and data communication	784	749	713
Other services	218	215	226
	4,347	4,376	4,990
Cellular communication
Cellular services and terminal equipment	3,174	3,547	4,300
Sale of terminal equipment	1,203	1,911	1,176
	4,377	5,458	5,476

International communications, internet and NEP services	1,289	1,289	1,334

Other	265	250	187

	10,278	11,373	11,987

22.	Salaries

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Salaries and incidentals - operating	1,780	1,747	1,764
General and administrative	635	725	692
Share-based payments (see also Note 26)	70	173	35
Total salaries and incidentals	2,485	2,645	2,491
Less – salaries recognized in investments in property, plant and equipment and intangible assets *	503	542	467
	1,982	2,103	2,024

23.	Operating and general expenses *

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Terminal equipment and materials	1,263	1,693	1,225
Interconnectivity and payments to domestic and international operators	900	910	1,876
Maintenance of buildings and sites	663	641	640
Marketing and general	556	655	622
Services and maintenance by sub-contractors	158	170	189
Vehicle maintenance	162	142	188
Content services	103	123	156
Royalties and collection fees	148	160	130
	3,953	4,494	5,026

*	Less expenses of NIS 61 million recognized in 2012 for investments in property, plant and equipment and intangible assets (in 2011, NIS 58 million and in 2010, NIS 52 million),

Notes to the Consolidated Financial Statements as at December 31, 2012

24.	Other operating expenses (income), net

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Capital gain from sale of property, plant and equipment (mainly real estate)	(125)	(119)	(140)
Profit from copper sales	(79)	(62)	(31)
Capital loss from de-recognition of assets *	54	-	-
Provision for severance pay in early retirement	32	369	36
Provision for contingent liabilities, net	(10)	(29)	(35)
Profit from gaining control in an investee	-	-	(57)
Loss (profit) from copper and other forward contracts	-	(20)	11
	(128)	139	(216)

* For the decision of the Company’s Board of Directors to suspend the CRM project

25.	Financing expenses (income), net

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	446	380	217
Financing expenses for dividends payable, see Note 20	75	83	-
Linkage and exchange rate differences, net	52	75	64
Financing expenses for employee benefits, net	18	24	20
Other financing expenses	56	37	90
Total financing expenses	647	599	391
Interest and linkage differences from loans to an associate	193	189	159
Income in respect of credit in sales, net of discount commission	147	102	87
Revenues from financial assets classified as available for sale	78	-	-
Net change in fair value of financial assets held for trading and derivatives	24	31	2
Interest revenues from bank deposits, investments and others	16	25	7
Other financing income	40	42	27
Total financing income	498	389	282

Financing expenses, net*	149	210	109

*	Financing expenses are recognized net NIS 12 million discounted for property, plant and equipment in 2012 (2011: NIS 10 million; 2010: NIS 3 million)

Notes to the Consolidated Financial Statements as at December 31, 2012

26.	Share-based payments

26.1
As at December 31, 2012, the Company has two option plans settled in cash through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable and each plan will vest in three equal lots.

The exercise price is adapted to changes in equity and distribution of a dividend. Below are additional details.

Name of plan	Number of options granted (before forfeitures) (in thousands)	Number of options in circulation as at December 31, 2012 (in thousands)	Weighted average of exercise price as at December 31, 2012 (NIS)	Weighted average of remaining contractual life
Employee option plan of 2010 (see section 26.2 below)	69,495	66,938	5.16	3
Option plan for senior managers and employees of the Group of 2007	65,250	3,089	2.84	4.25
Phantom options plan for senior officers in the Group granted in December 2010	16,400	16,400	7.91	3

26.2	Measurement of fair value at the grant date of the options is based on the following parameters:

Options plan for employees 2010

Theoretical economic value at the grant date (NIS millions)	290

Weighted average of the fair value per option at the grant date	4.21-4.39

Grant date	primarily January 2011
Share price	10.45-10.62
Exercise price	7.457
Expected fluctuations	25.7%-26.3%
Contractual life of the option (in years)	2.5-4
Risk-free interest rate (based on government bonds)	3.2%-4.7%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

26.3	Change in the number of options settled in shares

	No. of options
	Year ended December 31
	2012	2011	2010
	thousands	thousands	thousands
Balance in circulation as at January 1	82,061	47,027	82,077
Options granted during the year	646	68,874	1,000
Options forfeited during the year	(1,203)	(1,324)	(933)
Options exercised during the year	(11,477)	(32,516)	(35,117)
Balance in circulation at the end of the period	70,027	82,061	47,027

Exercisable at the end of the period	30,600	18,874	27,741

The average share price in 2012, 2011 and 2010 is NIS 5.16 per share, NIS 8.71 per share and NIS 9.38 per share, respectively.

Notes to the Consolidated Financial Statements as at December 31, 2012

26.4	Salary expenses for share-based payments

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million
Expenses for options for equity-settled shares	74	167	35
Expenses (income) for phantom options	(4)	6	-
	70	173	35

27.	Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding , calculated as follows:

	2012	2011	2010
	NIS million	NIS million	NIS million
Profit attributable to holders of ordinary shares	1,858	2,066	2,443

Weighted average number of ordinary shares
Weighted average number of ordinary shares (basic)	2,720	2,701	2,675
Effect of share options exercised	6	24	42
Weighted average number of ordinary shares (diluted)	2,726	2,725	2,717

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

28.	Segment reporting

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

The Company's investment in DBS is accounted for using the equity method. The Group reports on multichannel television as an operating segment without adjustment to ownership rates.

Based on the above, the business segments of the Group are as follows:

-	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

-	Pelephone Communications Ltd.: cellular communications

-	Bezeq International Ltd.: international communications, internet services and network end point

-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), internet services and portals (Walla). These operations are not recognized as reporting segments as they do not fulfill quantitative thresholds The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Notes to the Consolidated Financial Statements as at December 31, 2012

28.1.	Operating segments

	Year ended December 31, 2012
	Domestic fixed–line communication	Cellular communication	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	-	36	(452)	26
Total revenues	4,630	4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730	531	136	248	25	(234)	1,436

Segment results – operating profit (loss)	1,953	892	219	253	(13)	(269)	3,035
Financing expenses	579	101	18	563	7	(621)	647
Financing income	(322)	(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	257	(45)	8	561	7	(639)	149

Segment profit (loss) after financing expenses, net	1,696	937	211	(308)	(20)	370	2,886
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,696	937	212	(308)	(20)	124	2,641
Income tax	472	239	52	2	(3)	15	777
Segment results – net profit (loss)	1,224	698	160	(310)	(17)	109	1,864

Additional information:
Segment assets	8,096	4,704	1,251	1,387	288	(2,148)	13,578

Investment in associates	-	-	2	-	-	1,003	1,005
	-
Goodwill	-	-	6	-	87	1,090	1,183

Segment liabilities	11,697	1,735	436	5,349	258	(6,169)	13,306

Capital expenses/contractual investments in property, plant and equipment and intangible assets	945	397	169	324	32	(324)	1,543

Notes to the Consolidated Financial Statements as at December 31, 2012

Operating segments (contd.)

	Year ended December 31, 2011
	Domestic fixed–line communication	Cellular communication	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688	561	109	276	21	(260)	1,395

Segment results – operating profit	1,658	1,360	241	295	3	(315)	3,242
Financing expenses	531	67	11	547	5	(562)	599
Financing income	(291)	(105)	(9)	(23)	-	39	(389)
Total financing expenses (income), net	240	(38)	2	524	5	(523)	210

Segment profit (loss) after financing expenses, net	1,418	1,398	239	(229)	(2)	208	3,032
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,418	1,398	240	(229)	(2)	(9)	2,816
Income tax	353	342	58	1	4	(3)	755
Segment results – net profit (loss)	1,065	1,056	182	(230)	(6)	(6)	2,061

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	(2,373)	15,089

Investment in associates	-	-	2	-	-	1,057	1,059

Goodwill	-	-	6	-	87	1,090	1,183

Segment liabilities	13,566	2,255	439	4,932	272	(6,821)	14,643

Capital expenses/contractual investments in property, plant and equipment and intangible assets	1,174	442	285	288	38	(288)	1,939

Notes to the Consolidated Financial Statements as at December 31, 2012

Operating segments (Contd.)

	Year ended December 31, 2010
	Domestic fixed–line communication	Cellular communication	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenues	273	258	47	5	32	(603)	12
Total revenues	5,263	5,732	1,380	1,583	210	(2,181)	11,987

Depreciation and amortization	690	601	94	285	15	(276)	1,409

Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744
Financing income	192	100	6	9	-	(25)	282
Financing expenses	(282)	(111)	(11)	(500)	(3)	516	(391)
Total financing income (expenses), net	(90)	(11)	(5)	(491)	(3)	491	(109)
Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635
Share in earnings (losses) of equity accounted investees	-	-	3	-	-	(264)	(261)
Segment profit (loss) before income tax	1,953	1,372	318	(313)	11	33	3,374
Income tax	527	339	65	1	4	(4)	932
Segment results – net profit (loss)	1,426	1,033	253	(314)	7	37	2,442

Notes to the Consolidated Financial Statements as at December 31, 2012

28.2.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Revenues
Revenues from reporting segments	12,074	13,169	13,958
Revenues from other segments	292	277	210
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(452)	(454)	(603)
Cancellation of revenues for a segment reporting as an associate (up to August 20, 2009 - discontinued operations)	(1,636)	(1,619)	(1,578)
Consolidated revenues	10,278	11,373	11,987

Profit or loss
Operating profit for reporting segments	3,317	3,554	3,924
Cancellation of results of a segment reporting as an associate (up to August 20, 2009 - discontinued operations)	(253)	(295)	(178)
Other financing income (expenses), net	(149)	(210)	(109)
Share in losses of equity-accounted investees	(245)	(216)	(261)
Profit (loss) for operations classified in other categories	(13)	3	14
Other adjustments	(16)	(20)	(16)
Consolidated profit before income tax	2,641	2,816	3,374

	December 31, 2012	December 31, 2011
	NIS million	NIS million

Assets
Assets from reporting segments	15,446	17,156
Assets attributable to operations in other categories	375	401
Goodwill not attributable to an operating segment	1,090	1,090
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,003	1,057
Cancellation of assets for a segment classified as an associate	(1,387)	(1,282)
Less inter-segment assets	(761)	(1,091)
Consolidated assets	15,766	17,331
Liabilities
Liabilities from reporting segments	19,217	21,192
Liabilities attributable to operations in other categories	258	272
Cancellation of liabilities for a segment classified as an associate	(5,349)	(4,932)
Less inter-segment liabilities	(820)	(1,889)
Consolidated liabilities	13,306	14,643

Notes to the Consolidated Financial Statements as at December 31, 2012

29.	Transactions with interested and related parties

29.1.	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24 – Related Party Disclosures and include mainly B Communications, related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

29.2.	Balances with interested and related parties

	December 31
	2012	2011
	NIS million	NIS million

Trade receivables – associates	53	71
Loan to an associate, see section 29.3 below.	1,742	1,549
Liabilities to related parties, net *	(86)	(80)

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

29.3.	Loans provided to an associate

For the loans provided by the Company to the associate DBS, see Note 12.1. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms as at December 31, 2012 is NIS 1.453 billion (as at December 31, 2011 – NIS 1.408 billion). In 2012, maximum revenues and linkage differences under the terms of loans amount to NIS 45 million (in 2011 - NIS 57 million). DBS recognizes the loans in its financial statements at fair value when received. As at December 31, 2012, the balance of the loans in the financial statements of DBS is NIS 859 million (as at December 31, 2011 – NIS 737 million). In 2012, maximum revenues and linkage differences under the terms of loans amount to NIS 122 million (in 2011 - NIS 110 million). .

29.4.	Transactions with interested and related parties

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Revenues
From associates	221	217	172
From related parties *	7	8	6
Expenses
To related parties *	50	138	180
Associate to related parties *	95	89	65
To associates	1	1	5
Investments
Related parties *	90	97	78

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

Notes to the Consolidated Financial Statements as at December 31, 2012

29.5.	Transactions with interested and related parties

29.5.1.
Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above ("the Interested Party Transactions").

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below:

A.
Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

B.
Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including electronic,  terminal and communication equipment and pit covers.

C.
Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies;  maintenance and spare parts for exchanges; content development services and communication applications.

D.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment; content development services and communication applications.

E.
Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and mutual call transfer and completion agreements with Eurocom Group companies.

F.	Placement and outsourcing services

G.
Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities, warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company.

H.
Acquisition of advertising and content services, including agreements to acquire media slots  from media companies in the Eurocom Group; agreement for to use content on Pelephone's cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

Notes to the Consolidated Financial Statements as at December 31, 2012

I.
Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns;  consignment agreements for the sale of Eurocom Digital Communications equipment; technological sponsorship at exhibitions organized by the Company.

J.
Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company's contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

1.	The amount of the transaction does not exceed NIS 10 million.

2.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

3.
The transaction does not address the conditions of office and employment (as defined in the Companies Law) of an interested party or his relative, or a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, 1999, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

For further information about transactions that are not within the scope of the above definition of negligible, see sections 29.5.2 and 29.5.3 below.

Notes to the Consolidated Financial Statements as at December 31, 2012

29.5.2.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

June 10, 2010	The Company's three-year agreement with Eurocom for routine management and consulting services valid through to May 31, 2013	USD 1.2 million per year
March 27, 2012	Amendment to DBS's agreement with Eurocom and ADB, for some of the converters (50% of the original amount that was approved)	Additional cost of up to USD 1.953 million
April 24, 2012	DBS's agreement with Eurocom and ADB to purchase power supplies and converters	For power supplies: at a total cost of USD 131,000 For converters: at a total cost of USD 9.8 million
July 25, 2012	Amendment of DBS's agreement with Eurocom and ADB for some of the converters (42% of the original amount that was approved)	Additional maximum total cost of up to USD 1,336,940
July 25, 2012	DBS's agreement with Eurocom and ADB to purchase yesMaxTotal converters	Total cost of USD 20.7 million. In addition, there is an additional cost of up to USD 3.245 million, to the extent required by the market situation.
September 6, 2012	Postponement of some of the payments due from DBS to Bezeq and to Bezeq International, by virtue of the prior debt arrangements. See also Note 12.1.	The deferred payments to Bezeq amount to NIS 26,663,027. The deferred payments to Bezeq International amount to NIS 5,928,750.
October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd.  According to the amendment, the agreement will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE.
Annual amount of up to NIS 300 million
January 21, 2013	Amendment to and extension of DBS's agreement with Eurocom and ADB regarding the purchase of yesMaxHd power supplies	Additional cost of up to USD 78,600
Approved by the Company's Board of Directors on March 6, 2013 and subject to approval of the general meeting, for which a date has yet to be set.	DBS's agreement with Space Communications Ltd. for leasing space segments, in which the original agreement will be amended and extended; the agreement is valid until the end of 2028.	Total amount of up to USD 227 million (net including discounts for satellite segments leased in the existing agreement)

The financial value of the transactions described above, which were carried out in 2012, is NIS 15 million.

29.5.3.	Transactions that are not listed in section 270(4) of the Company’s law and are not negligible]

The date of approval of the Board of Directors after receiving the approval of the audit committee	Nature of the transaction	Amount of the transaction

May 8, 2012	Raising of debt by DBS	Raising additional debt of up to NIS 450 million

Notes to the Consolidated Financial Statements as at December 31, 2012

29.6.	Benefits for key officers

Benefits for employment of key managers, include:

	Year ended December 31
	2012		2011		2010
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands

Salary (29.6.2)	3	7,494	3	7,643	4	7,701
Bonus	3	5,864	3	6,292	4	13,366
Share-based payments	3	(1,773)	3	2,931	4	7,141
		11,585		16,866		28,208

29.6.1.
Key officers in the Group in 2012 include the chairman of the Board of Directors (who did not receive compensation for his office in the reporting year) and the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International.

29.6.2.
In 2011 and 2012, changes in other provisions (included in total salary) are not material. In 2010, the changes in other provisions (which are included in total salary) were not significant, except for a decrease in the provisions for early notice and leave for the former chairman of the Board of Directors, in the amount of NIS 1.8 million.

29.6.3.
On December 30, 2010, the Company’s Board of Directors adopted a phantom options plan. In accordance with the plan, 8,000,000 phantom options were allocated to the CEOs of the Company, Pelephone and Bezeq International. The theoretical economic value on the grant date was NIS 24 million  and as at December 31, 2012, the value was NIS 1.5 million.

29.7.	Benefits for directors

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Remuneration for directors who are not employed by the Company, see section 29.7.1	1,507	1,427	966
Number of directors receiving remuneration	4	4	5
Salary of employee-directors, see 29.7.2	850	1,269	1,332
Number of directors receiving the salary	3	2	2
Management fees to the controlling shareholder up to April 14, 2010	-	-	1,285
Management fees to the controlling shareholder from April 14, 2010, see section 29.5.1	4,601	4,306	2,541

29.7.1.	The directors serving on the Company’s Board of directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

29.7.2.
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. The Company has two employee-directors. In 2012, the term of office of one of the directors came to an end and another employee-director was appointed to replace him.

29.7.3.
On January 23, 2010, as part of the allocation of options to the Company's employees, 82,290 options were allocated to two employee directors under the 2010 employee options plan (see Note 26). The theoretical economic value of the allocated options at the grant date amounted to NIS 318 thousand.

Notes to the Consolidated Financial Statements as at December 31, 2012

29.8.	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company's Board of Directors)	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy
April 13, 2011	Agreement for a policy to cover D&O liability in future insurance policies	The annual premium is up to USD 185 000 with an addition of up to 20%.
March 7, 2012	The Company's agreement in a D&O liability insurance policy	The annual premium is up to USD 185,000.
Approved by the Company’s Board of Directors on March 13, 2013 in accordance with the Relief Regulations for Transactions with Interested Parties	The Company's agreement in a D&O liability insurance policy	Coverage is USD 100 million and the annual premium is up to USD 210,000.
January 10, 2007	Undertaking to indemnify officers in the Company	Up to 25% of the Company’s equity at the time the indemnity is granted
October 26, 2011	Amendment to the deeds of indemnity granted to officers serving in the Company

29.9.	For guarantees to related parties, see Note 19.

30.	Financial instruments

30.1.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. . Other quantitative disclosure is included in the other Notes to the financial statements.

30.2.	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Group's policy is to hedge, in accordance with the guidelines defined by the Board of Directors and in part, exposure arising from fluctuations in foreign exchange rates, copper prices, the CPI and interest rates.

30.3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities. Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks and credit assessments are made on material customer balances.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

Notes to the Consolidated Financial Statements as at December 31, 2012

Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries and associates. As at December 31, 2012, the Group has the guarantees described in Note 19.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position, as follows:

	December 31, 2012	December 31, 2011
	NIS million	NIS million

Cash and cash equivalents	466	1,352
Bank deposits	105
Monetary funds and ETFs	962	915
Available-for-sale financial assets	19	39
Trade and other receivables	4,212	4,770
Bank deposit for providing loans to employees	68	76
Derivatives and others	4	35
	5,836	7,187

See Note 7 for maximum exposure to credit risk for trade receivables.

30.4.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. The Group estimates that the risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, see Note 13 above.

The following are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates on December 31, 2012):

	Balance as at December 31, 2012
	Carrying amount	Projected cash flow	First half of 2013	Second half of 2013	2014	2015 to 2017	2018 and thereafter
	NIS million
Non-derivative financial liabilities
Trade payables	790	790	790	-	-	-	-
Other payables	632	632	615	17	-	-	-
Bank loans	4,806	5,685	77	744	830	2,544	1,490
Debentures issued to the public	3,958	4,730	385	63	480	2,252	1,550
Debentures issued to financial institutions	782	972	126	88	172	251	335
Dividend payable	969	1,000	500	500	-	-	-

Financial liabilities for derivative instruments
Forward contracts on the CPI and copper price	16	16	8	-	6	2	-
	11,953	13,825	2,501	1,412	1,488	5,049	3,375

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different.

Notes to the Consolidated Financial Statements as at December 31, 2012

30.5.	Market risks

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group's results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

30.5.1.	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes CPI forward contracts. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts. A considerable part of these cash balances is invested in shekel deposits / monetary funds which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the dollar or euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 2012

Statement of financial position in accordance with linkage basis as at December 31, 2012:

	December 31, 2012
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Current assets
Cash and cash equivalents	457	-	9	-	466
Trade receivables	2,887	9	31	-	2,927
Other receivables	75	129	-	117	321
Investments, including derivatives	1,077	-	4	-	1,081
Inventory	-	-	-	123	123
Assets classified as held for sale	-	-	-	44	44
Non-current assets
Trade and other receivables	1,007	67	-	-	1,074
Investments, including derivatives	71	-	19	-	90
Property, plant and equipment	-	-	-	6,076	6,076
Intangible assets	-	-	-	2,178	2,178
Deferred and other expenses	-	-	-	255	255
Equity-accounted investments	-	1,741	-	(736)	1,005
Deferred tax assets	-	-	-	126	126
Total assets	5,574	1,946	63	8,183	15,766
Current liabilities
Debentures, loans and borrowings	628	512	-	-	1,140
Employee benefits (not within the scope of IFRS 7)	258	-	-	-	258
Trade payables	637	-	153	-	790
Other payables, including derivatives	600	51	-	52	703
Current tax liabilities	-	456	-	-	456
Provisions	16	137	-	2	155
Dividend payable	969	-	-	-	969
Non-current liabilities
Debentures	2,136	2,114	-	-	4,250
Loans	4,098	58	-	-	4,156
Provisions and other liabilities	69	-	-	59	128
Deferred tax liabilities	-	-	-	55	55
Employee benefits (not within the scope of IFRS 7)	169	25	52	-	246
Total liabilities	9,580	3,353	205	168	13,306

Total exposure in the statement of financial position	(4,006)	(1,407)	(142)	8,015	2,460

Details of contracts
Forward contracts on CPI	(1,067)	1,067	-	-	-

Notes to the Consolidated Financial Statements as at December 31, 2012

Statement of financial position in accordance with linkage basis as at December 31, 2011:

	December 31, 2011
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Current assets
Cash and cash equivalents	1,331	-	21	-	1,352
Trade receivables	2,986	37	36	-	3,059
Other receivables	49	167	-	70	286
Investments, including derivatives	921	9	16	-	946
Inventory	-	-	-	204	204
Assets classified as held for sale	-	-	-	23	23
Non-current assets
Trade and other receivables	1,397	98	4	-	1,499
Investments, including derivatives	80	-	38	1	119
Property, plant and equipment	-	-	-	6,022	6,022
Intangible assets	-	-	-	2,257	2,257
Deferred and other expenses	-	-	-	282	282
Equity-accounted investments	-	1,549	-	(490)	1,059
Deferred tax assets	-	-	-	223	223
Total assets	6,764	1,860	115	8,592	17,331

Current liabilities
Debentures, loans and borrowings	219	546	-	-	765
Employee benefits (not within the scope of IFRS 7)	389	-	-	-	389
Trade payables	750	-	140	-	890
Other payables, including derivatives	725	69	1	53	848
Current tax liabilities	-	397	-	-	397
Provisions	49	134	-	3	186
Dividend payable	971	-	-	-	971
Non-current liabilities
Debentures	2,154	2,509	-	-	4,663
Loans	4,055	95	-	-	4,150
Provisions and other liabilities	126	-	-	36	162
Deferred tax liabilities	-	-	-	69	69
Employee benefits (not within the scope of IFRS 7)	166	13	50	-	229
Dividend payable	924	-	-	-	924
Total liabilities	10,528	3,763	191	161	14,643

Total exposure in the statement of financial position	(3,764)	(1,903)	(76)	8,431	2,688

Details of forward contracts
Forward contracts on CPI	(600)	600	-	-	-

Notes to the Consolidated Financial Statements as at December 31, 2012

30.5.2.	Derivative instruments not used for hedge accounting

As at December 31, 2012, the Company has hedge transactions on the price of 3,494 tons of copper (as at December 31, 2011, for 1,480 tons), which expire in 2013. The fair value of these transactions as recognized in the statement of financial position is NIS 1 million (as at December 31, 2011, NIS 15 million).

30.5.3.	Information about the CPI

In 2012, the CPI increased by 1.64% (in 2011 – 2.17%; in 2010 – 2.66%).

30.5.4.	Interest risks

Group is exposed to interest rate risk due a liability for  debt instruments bearing variable interest.

A.            Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2012	2011
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	3,145	4,450
Financial liabilities (loans and debentures)	(6,753)	(6,683)
	(3,608)	(2,233)
Variable interest instruments
Financial liabilities (loans and debentures)	(2,793)	(2,895)

B.
Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss.   Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.
Sensitivity analysis of cash flow for instruments at variable interest

An increase of 1% in the interest rate at the reporting date would decrease shareholders' equity by  NIS 21 million (in 2011, NIS 22 million). This analysis assumes that all other variables  remain stable.

30.6.
Cash flow hedge accounting

In 2012, the Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked debentures (Series 5). These transactions hedge specific cash flows of some of the debentures (Series 5) and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information.

Expiry date	Number of transactions	Scope of transactions	Fair value as at December 31, 2012 (liability)
		NIS million	NIS million
June 2, 2013	4	370	(5)
June 1, 2014	2	357	(6)
June 1, 2015	2	340	(2)
	8	1,067	(13)

It is noted that subsequent to the reporting date, the Company entered into two other forward contracts to reduce exposure to changes in the CPI for the balance of debentures (Series 5), amounting to NIS 322 million. The contracts expire on June 1, 2016.

Notes to the Consolidated Financial Statements as at December 31, 2012

30.7.	Fair value

30.7.1.
Fair value compared to carrying amounts

The table below shows the differences between the carrying amount and the fair value of groups of financial liabilities The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS million	NIS million	NIS million	NIS million

Loans from banks and others, CPI-linked	99	100	136	139
Loans from banks and others, unlinked – at fixed interest	2,362	2,487	1,818	1,876
Debentures issued to the public - at fixed interest	3,602	3,911	3,894	4,083
Debentures issued to financial and other institutions, CPI-linked	388	404	544	564
Debentures issued to financial institutions, unlinked	403	440	403	422
Dividend payable	969	983	1,895	1,920
	7,823	8,325	8,690	9,004

The methods used to estimate the fair values of financial instruments are described in Note 4.

30.7.2.	Average interest rates used to determine fair value

	2012	2011
	%	%

Long-term trade receivables	5.41	6.14
Unlinked loans	4.67	5.12
Linked loans	1.8	1.66
Unlinked debentures	4.67	6.9
Linked debentures	0.95	2.13

30.7.3.	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, using the evaluation method.

The levels are defined as follows:

Level 1: Quoted prices (unadjusted) in an active market for identical instruments

Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs

Level 3: Inputs not based on observable market data

December 31, 2012
NIS million
Level 1: investment in ETFs	962
Level 2: forward contracts	(12)
Level 3: investment in unmarketable shares	19
969

Notes to the Consolidated Financial Statements as at December 31, 2012

31.	Selected condensed data from the financial statements of Pelephone Communications Ltd. and Bezeq International Ltd.

31.1.	Pelephone Communications Ltd.

Statement of financial position

	December 31, 2012	December 31, 2011
	NIS million	NIS million

Current assets	2,169	2,280
Non-current assets	2,535	3,124
	4,704	5,404

Current liabilities	1,054	1,288
Non-current liabilities	681	967
Total liabilities	1,735	2,255
Equity	2,969	3,149
	4,704	5,404

Statement of income

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Revenues from services	3,261	3,637	4,550
Revenues from sales of terminal equipment	1,207	1,911	1,182
Total revenues from services and sales	4,468	5,548	5,732

Cost of services and sales	3,040	3,587	3,754

Gross profit	1,428	1,961	1,978
Selling and marketing expenses	422	480	468
General and administrative expenses	114	121	127
Operating profit	892	1,360	1,383
Financing expenses (income)
Financing expenses	101	67	111
Financing income	(146)	(105)	(100)
Financing expenses (income), net	(45)	(38)	11

Profit before income tax	937	1,398	1,372
Taxes on income	239	342	339
Profit for the year	698	1,056	1,033

Notes to the Consolidated Financial Statements as at December 31, 2012

31.2.	Bezeq International Ltd.

Statement of financial position

	December 31, 2012	December 31, 2011
	NIS million	NIS million

Current assets	456	500
Non-current assets	803	768
	1,259	1,268

Current liabilities	256	292
Non-current liabilities	180	147
Total liabilities	436	439
Equity	823	829
	1,259	1,268

Statement of income

	Year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Revenues	1,340	1,354	1,380
Operating expenses	796	788	822
Gross profit	544	566	558

Selling and marketing expenses	209	209	192
General and administrative expenses	117	116	109
Other revenue, net	(1)	-	(63)
Operating profit	219	241	320
Financing expenses (income)
Financing expenses	18	11	11
Financing income	(10)	(9)	(6)
Financing expenses (income), net	8	2	5
Share in the profits of equity-accounted investees	1	1	3
Profit before income tax	212	240	318
Income tax expense	52	58	65
Profit for the year from continuing operations	160	182	253
Profit for the year from discontinued operations	-	-	1
Profit for the year	160	182	254